SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize, Recognized as the RiskTech100® Financial Crime Risk Management Category Winner for the 2nd Year in a Row, Ranked Top Ten in 2017 Chartis RiskTech100®, Dated December 1, 2016

99.2 NICE Holistic and Communications Surveillance Solutions Honored by The Trade with Best Compliance Technology Award, Dated December 6, 2016

99.3 Swisscom Employs NICE Real-Time Authentication to Provide Customers an Improved and More Secure Experience, Dated December 7, 2016

99.4 NICE Customer Virgin Money Wins 2016 Engage Award for Best Use of Voice of the Customer, Dated December 8, 2016

99.5 Carlson Rezidor Hotel Group Selects inContact Cloud Solutions to Power Customer Service Operations, Dated December 13, 2016

99.6 NICE Actimize Named “Best AML and Risk Management Solutions” Provider for 2016 Asian Private Banker Technology Awards, Dated December 14, 2016

99.7 NICE Achieves Record-Setting Year in New Customer Acquisition, Dated December 15, 2016

99.8 Leading UK Fashion Retailer Extends Partnership with NICE to Improve Customer Experience, Dated December 19, 2016

99.9 NICE is Recognized With 2017 Product Line Strategy Leadership Award for Contact Centers in North America, Dated December 20, 2016

100.0              Prominent Health Solutions Company Transforms Customer Experiences by Moving to inContact Customer Interaction Cloud, Dated December 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: January 10, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize, Recognized as the RiskTech100® Financial Crime Risk Management Category Winner for the 2nd Year in a Row, Ranked Top Ten in 2017 Chartis RiskTech100®, Dated December 1, 2016

99.2 NICE Holistic and Communications Surveillance Solutions Honored by The Trade with Best Compliance Technology Award, Dated December 6, 2016

99.3 Swisscom Employs NICE Real-Time Authentication to Provide Customers an Improved and More Secure Experience, Dated December 7, 2016

99.4 NICE Customer Virgin Money Wins 2016 Engage Award for Best Use of Voice of the Customer, Dated December 8, 2016

99.5 Carlson Rezidor Hotel Group Selects inContact Cloud Solutions to Power Customer Service Operations, Dated December 13, 2016

99.6 NICE Actimize Named “Best AML and Risk Management Solutions” Provider for 2016 Asian Private Banker Technology Awards, Dated December 14, 2016

99.7 NICE Achieves Record-Setting Year in New Customer Acquisition, Dated December 15, 2016

99.8 Leading UK Fashion Retailer Extends Partnership with NICE to Improve Customer Experience, Dated December 19, 2016

99.9 NICE is Recognized With 2017 Product Line Strategy Leadership Award for Contact Centers in North America, Dated December 20, 2016

100.0              Prominent Health Solutions Company Transforms Customer Experiences by Moving to inContact Customer Interaction Cloud, Dated December 21, 2016